SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN

(Full title of plan)

Commission File No. 1-12984

CENTEX CONSTRUCTION PRODUCTS, INC.
2728 N. Harwood
Dallas, Texas 75201
(Name of issuer and address of principal executive offices)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Centex Construction Products, Inc. Hourly Profit Sharing Plan
As of December 31, 2002 and 2001, and for the Year ended December 31, 2002

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001,
and for the Year ended December 31, 2002

Report of Independent Auditors

The Administrative Committee
Centex Construction Products, Inc. Hourly Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Centex Construction Products, Inc. Hourly Profit Sharing Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
May 22, 2003

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments in Centex Master Trust	$4,758,644	$4,628,485
Participant loans	100,264	156,599

Net assets available for benefits	$4,858,908	$4,785,084

See accompanying notes.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions (decreases):
Company contributions	$375,854
Participant contributions	853,757
Rollovers	26,776
Interest in Centex Master Trust investment loss	(454,169)

Net additions	802,218

Deductions:
Distributions to participants	708,163
Administrative expenses	10,416

Total deductions	718,579

Transfer out to Sonoco Employee Benefits Manager Plan	(9,815)

Net increase	73,824
Net assets available for benefits:
Beginning of year	4,785,084

End of year	$4,858,908

See accompanying notes.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Centex Construction Products, Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan established April 1, 1993 and amended and restated effective January 1, 2001 is a defined contribution retirement plan covering eligible employees of Centex Construction Products, Inc. (the Company or CXP) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. Centex Corporation owns approximately 65% of the outstanding common stock of CXP.

Eligible employees participate in profit sharing on the earlier of January 1 or July 1 after completing one year of service, as defined. All employees of Participating Employers are eligible to participate provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement unless such agreement extends the Plan to such group or class of employees. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire or the end of any Plan year thereafter.

Transfers out to the Sonoco Employee Benefits Manager Plan were due to the sale of certain assets of the recycled fiber business.

Contributions

The Plan permits participants to contribute up to 25% of their compensation (up to a statutory limit) to a 401(k) account upon the date of hire. Total additions to a participant’s account are limited to a maximum of 25% of compensation (up to a maximum of $40,000) for 401(k) contributions and Participating Employer contributions on a combined basis.

Employer discretionary profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. They are allocated to

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

participant accounts on a pro rata basis determined by each participant’s length of service and number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic, a subsidiary of the Company, are allocated to participant accounts based on a percentage of each participant’s eligible contributions. Forfeitures may be used to reduce employer matching contributions, employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $3,844 were used to reduce employer contributions and pay administrative fees for the year ended December 31, 2002.

Participants direct the investment of their accounts into a variety of Registered Investment Company funds or the CXP Stock Fund (the CXPSF). Another fund, the Centex Common Stock Fund (the CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted.

Participants may allocate up to 15% of employer and participant contributions to the CXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.

Vesting

A participant does not vest in his/her Participating Employer nondiscretionary matching and discretionary profit sharing contributions and related earnings until the completion of three years of service (as defined). Participants are fully vested in all contributions after three years of service or upon retirement, full and permanent disability, or death. Participants are always fully vested in their 401(k) contributions and related earnings.

Loans

Only Republic’s Paperboard Lawton Mill participants are allowed to obtain loans against their vested account balances; loans by other participants are not permitted. These participants may borrow up to 50% of the vested portion of their accounts not in excess of $50,000. Loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are generally repayable to the Plan within five years. Interest rates ranged from 5.75% to 10.00% at December 31, 2002.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides that, in the event of termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Valuation of Investments

The Centex Master Trust (the Master Trust) holds the assets of the Plan, as well as the assets of other plans sponsored by CXP and Centex Corporation (Affiliate Plans.) The Plan and Affiliate Plans have an undivided interest in the Master Trust.

Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of the CXPSF and the CCSF are valued at the quoted market price of the respective shares of common stock, in an active market. Participant loans receivable and short-term investments are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates investment income to the Plan based on the Plan’s ownership interest in Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2002, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments. Administrative expenses are allocated pro rata to the Plan and Affiliate Plans.

Payment of Benefits

Benefits are recorded when paid.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

3. Interest in Master Trust

At December 31, 2002, the Plan’s interest in the net assets of the Master Trust was approximately 2%. Investments held in the Master Trust as of December 31, 2002 and 2001, were as follows:

	2002	2001

Registered Investment Companies	$282,885,787	$290,052,367
Centex Common Stock Fund	30,849,679	34,051,484
CXP Common Stock Fund	1,527,398	1,528,354
Participant Loans	3,127,178	3,062,292

Total	$318,390,042	$328,694,497

Investment income (loss) in the Master Trust for the year ended December 31, 2002, was as follows:

Net depreciation in registered investment companies	$(44,600,092)
Net depreciation in Centex Common Stock Fund	(3,950,272)
Net appreciation in CXP Common Stock Fund	168,214
Dividend and interest income	2,373,143

$(46,009,007)

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

6. Reconciliation to Form 5500

As of December 31, 2002 and 2001, the Plan had $8,404 and $5,905, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company:

	December 31

	2002	2001

Net assets available for Plan benefits per the financial statements	$4,858,908	$4,785,084
Amounts allocated to withdrawing participants	(8,404)	(5,905)

Net assets available for Plan benefits per Form 5500	$4,850,504	$4,779,179

The following reconciles distributions paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 2002:

Distributions paid to participants per the financial statements	$708,163
Less: Amounts allocated to withdrawing participants at December 31, 2001	(5,905)
Add: Amounts allocated to withdrawing participants at December 31, 2002	8,404

Distributions paid to participants per Form 5500	$710,662

7. Subsequent Event

On January 16, 2003, the Board of Directors of the Company approved a 2003 employer profit sharing contribution to the Plan in the amount of $547,000, which was remitted to the Master Trust in March of 2003.

Supplemental Schedule

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Schedule H; Line 4i — Schedule of Assets (Held at End of Year)

EIN#: 75-2520779
Plan #: 001

December 31, 2002

		(c)
		Description of
		Investment
		Including Maturity
	(b)	Date, Rate of
	Identity of Issue,	Interest,		(e)
	Borrower, Lessor,	Collateral, Par, or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

*	Participant loans	Interest rates from 5.75% to 10%	$ —	$100,264

			$ —	$100,264

*	Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Centex Construction Products, Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTEX CONSTRUCTION PRODUCTS, INC. HOURLY PROFIT SHARING PLAN

Date: June 24, 2003	By:	/s/ Michael S. Albright

Michael S. Albright Member, Administrative Committee

INDEX TO EXHIBITS

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith.